No Act P.E. 1/11/13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE




13000662

February 12, 2013

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2/12/13

Lucas F. Torres
Akin Gump Strauss Hauer & Feld LLP
ltorres@akingump.com

Re: FirstEnergy Corp.
Incoming letter dated January 11, 2013

Dear Mr. Torres:

This is in response to your letter dated January 11, 2013 concerning the shareholder proposal submitted to FirstEnergy by the International Brotherhood of Electrical Workers' Pension Benefit Fund. We also have received a letter on the proponent's behalf dated January 17, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Maureen O'Brien
The Marco Consulting Group
obrien@marcoconsulting.com

February 12, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FirstEnergy Corp.
Incoming letter dated January 11, 2013

The proposal requests that the compensation committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age or terminating employment with the company.

We are unable to concur in your view that FirstEnergy may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that FirstEnergy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE MARCO
CONSULTING
GROUP



January 17, 2013

VIA EMAIL
U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal submitted to First Energy Corp. by the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund

Ladies and Gentlemen,

By letter dated January 11, 2013, First Energy Corp. ("FirstEnergy" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if FirstEnergy omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent").

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to FirstEnergy.

The Proposal requests that FirstEnergy adopt a policy to require senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age or terminating employment with the Company.

FirstEnergy claims that it may exclude the Proposal in reliance on (i) Rule 14a-8(i)(3) and 14a-9 because it contains vague and indefinite statements. As a general matter, the Staff has not permitted companies to exclude proposals from their proxy statements under Rule 14a-8(i)(3) for failing to address all potential questions of interpretation within the 500-word limit requirements for shareholder proposals under Rule 14a-8(d). *See e.g., Goldman Sachs Group, Inc.* (February 18, 2011); *Goldman Sachs*

Headquarters Office • 550 W. Washington Blvd., Suite 900 • Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103 • Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871

Group, Inc. (March 2, 2011); *Bank of America Corporation* (March 8, 2011); *Intel Corporation* (March 14, 2011); *Caterpillar, Inc.* (March 21, 2011).

Nonetheless, the Proponent will address the questions raised in the letter to illustrate why they fail to convince that the Proposal does not pass the reasonable certainty test.

(i) The Proposal is not vague or indefinite

FirstEnergy argues the Proposal is subject to multiple interpretations because it contains phrases that are vague or indefinite, specifically ***normal retirement age***, ***shares acquired through equity compensation plans*** and ***hedging***. The Proponent will address each phrase in turn.

Normal retirement age

The Proposal calls on the Company to use its own definition of ***normal retirement age.*** It states, "For purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants." FirstEnergy belabors the point that this information is difficult to find even though the age is clearly 65.

Of all the retirement plans mentioned by the Company, 65 is the only retirement age specified. The Company's letter stated that FirstEnergy has two "qualified" master retirement plans, the FirstEnergy Corp. Pension Plan ("pension plan") and the FirstEnergy Corp. Savings Plan ("savings plan"). The normal retirement age defined for the pension plan is 65. As noted by the Company, the pension plan has 10 constituent plans and "All of the constituent plans have a common normal retirement age of 65." In addition, the Company's 2012 proxy statement notes on page 59, "under the pension plan, normal retirement age is at 65..." Therefore, the Company should consider 65 normal retirement age for purposes of the Proposal.

Shares acquired through equity compensation plans

FirstEnergy also claims confusion about whether ***shares acquired through equity compensation programs*** means stock received by a senior executive under all equity compensation programs or only under equity compensation plans that are limited to executives. The Proposal is clear on this point: it refers to any shares acquired through equity compensation programs without regard to the identity of other plan participants.

Hedging

The Company similarly cites confusion because the Proposal "refers to a ***hedging*** policy without explanation of the transactions that would be prohibited and what such a policy should entail..." (Emphasis supplied). FirstEnergy goes on in the following sentence to report, "...its Insider Trading Policy already strongly recommends that its senior executives refrain from engaging in hedging transactions with respect to all

Company securities – not just those subject to retention requirements." FirstEnergy's use of the term hedging without an explicit definition reveals it understands the concept. Also, the Proposal explicitly states, "The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive." (Emphasis supplied.) Therefore, if FirstEnergy's Insider Trader Policy recommends against hedging but does not prohibit it, additional requirements are warranted.

The Staff has rejected requests for no action relief under Rule 14a-8(i)(3) when a company failed to meet the burden of proof that proposals nearly identical to this Proposal were vague or misleading. See, for example, *Staples* (March 1, 2012), where the Staff did not concur in the Company's view that it could omit a shareholder proposal on grounds similar to those argued in this case, including that definition of "normal retirement age." In *Comcast* (March 27, 2012) and *Limited Brands* (March 26, 2012), the companies unsuccessfully argued for omission on vagueness grounds including of the phrase "shares acquired through equity compensation programs."

For the foregoing reasons, the Proponent believes that the relief sought in FirstEnergy's no action letter should not be granted. If you have any questions, please feel free to contact the undersigned at 312-612-8446 or at obrien@marcoconsulting.com.

Sincerely,



Maureen O'Brien
Assistant Director, Proxy Services

Cc: Lucas F. Torres
Akin Gump Strauss Hauer & Feld, LLP
One Bryant Park
New York, NY 10036-6745

Akin Gump
Strauss Hauer & Feld LLP

LUCAS F. TORRES
212.872.1016/212.872.1002
ltorres@akingump.com

January 11, 2013

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: FirstEnergy Corp. – Shareholder Proposal Submitted by the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund

Ladies and Gentlemen:

We are writing this letter on behalf of FirstEnergy Corp., an Ohio corporation ("FirstEnergy" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the Company's intent to exclude from its proxy materials for its 2013 Annual Meeting of Shareholders (the "2013 Annual Meeting" and such materials, the "2013 Proxy Materials") a shareholder proposal and supporting statement. The Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent") submitted the proposal and the supporting statement (collectively, the "Proposal").

FirstEnergy intends to file the 2013 Proxy Materials more than 80 days after the date of this letter. In accordance with the guidance found in Staff Legal Bulletin 14D (November 7, 2008) and Rule 14a-8(j), we have filed this letter via electronic submission with the Commission. A copy of this letter and its exhibit are being sent via e-mail and FedEx to the Proponent to notify the Proponent on behalf of FirstEnergy of its intention to omit the Proposal from its 2013 Proxy Materials. A copy of the Proposal and certain supporting information sent by the Proponent and related correspondence is attached to this letter (see <u>Exhibit A</u>).

Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of FirstEnergy pursuant to Rule 14a-8(k).

SUMMARY

We respectfully request that the Staff concur in the Company's view that the Proposal may be properly excluded from FirstEnergy's 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9 because the Proposal is impermissibly vague and indefinite so as to be inherently misleading and contains false and misleading.

THE PROPOSAL

The Proposal states:

"Resolved: Shareholders of FirstEnergy Corp. (the 'Company') urge the Compensation Committee of the Board of Directors (the 'Committee') to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age or terminating employment with the Company. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of at least 75% of net after-tax shares. The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect."

ANALYSIS

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains vague and indefinite statements in violation of Rule 14a-9.

A. Background

FirstEnergy believes that it may properly omit the Proposal from the 2013 Proxy Materials under Rules 14a-8(i)(3) and 14a-9 because the Proposal is impermissibly vague and indefinite. Rule 14a-9 prohibits a company from making a proxy solicitation that contains "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In addition, Rule 14a-8(i)(3) provides, in part, that a proposal may be excluded from proxy materials if the proposal is materially false or contains misleading statements. The Staff has taken the position that a shareholder proposal may be excluded from proxy materials under Rule 14a-8(i)(3) if "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004) ("SLB 14B").

B. The Proposal Fails to Clearly Define Key Terms

The Staff has consistently held that a shareholder proposal involving changes to compensation policies is excludable under Rule 14a-8(i)(3) if the proposal fails to define key terms or is subject to materially differing interpretations because neither the shareholders nor the company would be able to determine with reasonable certainty exactly what actions the proposal requires. In particular, companies faced with proposals similar to the Proposal have successfully argued for exclusion of such proposals in their entirety if the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See, e.g., General Electric Co.* (February 10, 2011) (proposal that senior executives retain a significant percentage of their stock acquired through equity pay programs until two years following the termination of their employment was excluded because the proposal did not sufficiently explain the meaning of "executive pay rights" and as a result neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measure the proposal requires) ("GE"); *International Paper Company* (February 3, 2011) (same) ("International Paper"); Alaska Air Group, Inc. (January 20, 2011) (same) ("Alaska Air"); and *Motorola, Inc.* (January 12, 2011) (same) ("Motorola").

FirstEnergy believes that the Proposal contains materially vague and indefinite statements and is thus subject to multiple interpretations. Neither FirstEnergy nor its shareholders will be able determine with reasonable certainty what actions or measures the Proposal requires and therefore it is excludable under Rule 14a-8(i)(3). *See GE; International Paper; Alaska Air*; and *Motorola*.

The Proposal fails to clearly define a proposed retention period, arguably the most key element of the Proposal. Instead of requiring a fixed retention period (e.g., "for one year following termination of employment" or "until the employee reaches age 65"), the Proposal provides for a retention period not ending until "reaching normal retirement age or terminating employment with the Company." Instead of defining the key term "normal retirement age" within the text of the Proposal, the Proposal states only that "[f]or the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants."

Any attempt to understand the "normal retirement age" parameter of the proposed retention period requires a shareholder to perform the following research (much of which involves acquiring information that is not publicly available):

- determine which of the Company's numerous retirement plans constitute "qualified retirement plan[s]";
- identify the "qualified retirement plan" with the largest number of participants;
- obtain a copy of such plan (which may contain hundreds of pages of materials); and
- find the definition, if any, of "normal retirement age."

FirstEnergy has two qualified master retirement plans – the FirstEnergy Corp. Pension Plan and the FirstEnergy Corp. Savings Plan. The FirstEnergy Corp. Master Pension Plan (the "Master Pension Plan") has 10 constituent plans. All of the constituent plans have a common normal retirement age of 65. The FirstEnergy Corp. Master Savings Plan (the "Master Savings Plan") has three plans rolling up to it. The Master Savings Plan does not have a stated normal retirement age.

It is difficult to calculate the number of participants in these master retirement plans because of the total lack of criteria for calculation provided by the Proposal. It is unclear from the Proposal whether the number of participants should count both active and terminated employees, and for the pension plans retirees receiving benefits and former employees or beneficiaries owed a future benefit. Furthermore, participants in the Master Pension Plan may have a benefit calculated under more than one of the 10 constituent plans. Because the Company does not calculate the benefit until the participant decides to commence their pension benefit, it is unclear at this time under which of the constituent plans the benefit will be calculated. Due to the lack of criteria for calculating the number of plan participants in the Proposal, it is unclear whether in determining which qualified retirement plan has the largest number of participants, the Master Retirement Plan should be considered one qualified retirement plan or each constituent retirement plan under the Master Pension Plan should be treated separately. If it were determined that the Master Savings Plan is the qualified retirement plan with the largest number of plan participants, neither the shareholders nor the Company would be able to determine the meaning of "normal retirement age" from that plan because that term is not defined in the Master Savings Plan.

Absent an understanding of how to determine which qualified retirement plan has the largest number of participants, the meaning of the key term "normal retirement age" is impossible to determine and neither shareholders nor the Company will have any basis to determine what retention period the Proposal seeks in the event that the senior executive's employment with the Company is not terminated. As a result, the Proposal is so inherently vague and indefinite that neither the shareholders in voting on the Proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

Furthermore, we note that the instant Proposal is readily distinguishable from the recent proposal in *URS Corporation* (March 22, 2012) (denying relief regarding a proposal seeking to require equity retention for senior executives). There, the proposal stated that "senior executives retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of their employment." In contrast to the URS proposal, where the senior executives' retention period of "one-year following termination of their employment" clearly defined the termination point for all senior executives in all circumstances, the instant Proposal sets the vague parameter of "normal retirement age" as a termination point for senior executives who have not terminated employment without defining the term "normal retirement age" or the qualified retirement plan with the largest number of plan participants for the purpose of determining what "normal retirement age" means. The Proponent's failure to clearly define or explain to the Company and its shareholders how the Proposal should work makes this Proposal impermissibly vague and indefinite. Therefore, neither FirstEnergy nor its shareholders should be made to speculate as to what the Proponent sought to accomplish with the Proposal.

In addition, the Proposal requests a share retention policy that would apply to "shares acquired through equity compensation programs." Neither the Proposal, nor its supporting statement, clarifies whether this policy should apply to Company stock received by a senior executive under all equity compensation plans or only under equity compensation plans that are limited to executives. The Company currently has several equity compensation plans in effect, some of which are limited to senior executives, while others are generally open to all employees. Accordingly, neither the Company nor its stockholders can determine whether, if implemented, the Proposal's share retention requirement would apply to shares awarded to senior executives under equity compensation plans that are applicable to all employees. *See Prudential Financial, Inc.* (February 16, 2007) (concurring that a proposal could be excluded pursuant to Rule 14a-8(i)(3) where, among other items, the proposal offered no guidance as to the definition of "senior management incentive compensation programs").

The Proposal also refers to a "hedging" policy without any explanation of the transactions that would be prohibited and what such a policy should entail, or how it relates to the rest of the Proposal. FirstEnergy in its Insider Trading Policy already strongly recommends that its senior executives refrain from engaging in hedging transactions with respect to all Company securities – not just those subject to retention requirements. It is unclear whether the

Proposal is asking FirstEnergy to expand on this existing policy or is seeking some additional requirement that remains unexplained. Given the lack of guidance with respect to this key element of the Proposal and the other key terms noted above, neither the Company's shareholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures would be required to implement the Proposal.

CONCLUSION

For the reasons stated above and in accordance with Rules 14a-8(i)(3) and 14a-9, the Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company excludes the Proposal from FirstEnergy's 2013 Proxy Materials. If the Staff disagrees with FirstEnergy's conclusion to omit the Proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If you have any questions or desire additional information, please call the undersigned at (212) 872-1016.

Sincerely yours,



Lucas F. Torres

Enclosures



TRUST FOR THE INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS' PENSION BENEFIT FUND

900 Seventh Street, NW • Washington, DC 20001 • 202.833.7000

November 28, 2012

VIA FACSIMILE (~~[illegible]~~) AND U.S. MAIL

Ms. Rhonda S. Ferguson, Esq.
Vice President, Corporate Secretary & Chief Ethics Officer
FirstEnergy Corporation
76 South Main Street
Akron, OH 44308-1890

Dear Ms. Ferguson:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in FirstEnergy Corporation's ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2013.

The proposal relates to an **"Equity Retention Policy"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of FirstEnergy Corporation's common stock valued at more than $2,000 and has held the requisite number of shares, required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2013 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Salvatore (Sam) J. Chilia
Trustee

SJC:daw
Enclosure

RESOLVED: Shareholders of First Energy Corp. (the "Company") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age or terminating employment with the Company. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of at least 75 percent of net after-tax shares. The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Supporting Statement: Equity-based compensation is an important component of senior executive compensation at our Company. While we encourage the use of equity-based compensation for senior executives, we are concerned that our Company's senior executives are generally free to sell shares received from our Company's equity compensation plans. In our opinion, the Company's current share ownership guidelines for its senior executives do not go far enough to ensure that the Company's equity compensation plans continue to build stock ownership by senior executives over the long-term.

For example, our Company's share ownership guidelines require the Chief Executive Officer (the "CEO") to hold a number of shares equal to six times his salary or approximately 190,000 shares based on current trading prices. In comparison, the CEO currently owns 718,777 million shares. In 2011, our Company granted the CEO 268,770 in restricted stock and options. In other words, the equivalent of one year's equity awards exceeds the Company's share ownership guidelines for the CEO.

We believe that requiring senior executives to only hold shares equal to a set target loses effectiveness over time. After satisfying these target holding requirements, senior executives are free to sell all the additional shares they receive in equity compensation.

Our proposal seeks to better link executive compensation with long-term performance by requiring a meaningful share retention ratio for shares received by senior executives from the Company's equity compensation plans. Requiring senior executives to hold a significant percentage of shares obtained through equity compensation plans until they reach retirement age will better align the interests of executives with the interests of shareholders and the Company. A 2009 report by the Conference Board Task Force on Executive Compensation observed that such hold-through-retirement requirements give executives "an ever growing incentive to focus on long-term stock price performance as the equity subject to the policy increases" *(available at* http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf).

We urge shareholders to vote **FOR** this proposal.

IBEW Pension Benefit Fund

Fax

To:	Ms. Rhonda S. Ferguson, Esq. Vice President, Corporate Secretary, & Chief Ethics Officer FirstEnergy Corporation	From:	Salvatore J. Chilia, Trustee c/o Jim Voye, Director Corporate Affairs (202) 728-6103
Fax:	~~(215) 286-7794~~	Pages:	3 including cover page
Re:	IBEW / PBF Shareholder Proposal	Date:	November 28, 2012

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

- Comments:

Please see attached.



TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'
PENSION BENEFIT FUND
900 Seventh Street, NW • Washington, DC 20001 • 202.833.7000

November 28, 2012

VIA FACSIMILE [illegible] AND U.S. MAIL

Ms. Rhonda S. Ferguson, Esq.
Vice President, Corporate Secretary & Chief Ethics Officer
FirstEnergy Corporation
76 South Main Street
Akron, OH 44308-1890

Dear Ms. Ferguson:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in FirstEnergy Corporation's ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2013.

The proposal relates to an "**Equity Retention Policy**" and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of FirstEnergy Corporation's common stock valued at more than $2,000 and has held the requisite number of shares, required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2013 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,



Salvatore (Sam) J. Chilia
Trustee

SJC:daw
Enclosure

Form 972

RESOLVED: Shareholders of First Energy Corp. (the "Company") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age or terminating employment with the Company. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of at least 75 percent of net after-tax shares. The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Supporting Statement: Equity-based compensation is an important component of senior executive compensation at our Company. While we encourage the use of equity-based compensation for senior executives, we are concerned that our Company's senior executives are generally free to sell shares received from our Company's equity compensation plans. In our opinion, the Company's current share ownership guidelines for its senior executives do not go far enough to ensure that the Company's equity compensation plans continue to build stock ownership by senior executives over the long-term.

For example, our Company's share ownership guidelines require the Chief Executive Officer (the "CEO") to hold a number of shares equal to six times his salary or approximately 190,000 shares based on current trading prices. In comparison, the CEO currently owns 718,777 million shares. In 2011, our Company granted the CEO 268,770 in restricted stock and options. In other words, the equivalent of one year's equity awards exceeds the Company's share ownership guidelines for the CEO.

We believe that requiring senior executives to only hold shares equal to a set target loses effectiveness over time. After satisfying these target holding requirements, senior executives are free to sell all the additional shares they receive in equity compensation.

Our proposal seeks to better link executive compensation with long-term performance by requiring a meaningful share retention ratio for shares received by senior executives from the Company's equity compensation plans. Requiring senior executives to hold a significant percentage of shares obtained through equity compensation plans until they reach retirement age will better align the interests of executives with the interests of shareholders and the Company. A 2009 report by the Conference Board Task Force on Executive Compensation observed that such hold-through-retirement requirements give executives "an ever growing incentive to focus on long-term stock price performance as the equity subject to the policy increases" *(available at* http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf).

We urge shareholders to vote **FOR** this proposal.



Shareholder Proposal for 2013 - IBEW Pension Benefit Fund
Nadine M. Stith to: Daniel M Dunlap 12/03/2012 11:19 AM

From: Nadine M. Stith/FirstEnergy
To: Daniel M Dunlap/FirstEnergy@FirstEnergy



20121203111443948.pdf



76 South Main Street
Akron, Ohio 44308

Daniel M. Dunlap
Assistant Corporate Secretary

November 29, 2012

VIA OVERNIGHT MAIL

Mr. Salvatore J. Chilia
Mr. Jim Voye
Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund
900 Seventh Street, NW
Washington, DC 20001

Dear Messrs. Chilia and Voye:

I am writing on behalf of FirstEnergy Corp. (the "Company"), which received on November 28, 2012, the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "IBEW PBF") shareholder proposal (copy enclosed) relating to an equity retention policy (the "Proposal") for consideration at the Company's 2013 Annual Meeting of Shareholders.

The Securities and Exchange Commission's (the "SEC") rules and regulations, including Rule 14a-8, govern the proxy process and shareholder proposals. For your reference, I am enclosing a copy of Rule 14a-8.

The Proposal contains certain eligibility or procedural deficiencies and does not satisfy the requirements of Rule 14a-8. Based on the records of our transfer agent, the IBEW PBF is not a registered holder of shares of FirstEnergy Corp. stock. Therefore, you must obtain a proof of ownership letter from the Depository Trust Company (DTC) participant through which the IBEW PBF's securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8. We expect that the IBEW PBF, like many shareholders, may own shares in "street name" through a record holder such as a broker or bank. In that case, Rule 14a-8(b) states that "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the [C]ompany's securities entitled to be voted on the [P]roposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting."

To remedy these deficiencies, you must provide sufficient proof of ownership of the requisite number of Company shares for the one-year period preceding and including the date you submitted the Proposal, November 28, 2012.. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the securities (usually a bank or broker) verifying that, on November 28, 2012 (the time you submitted the Proposal), the IBEW PBF continuously held the requisite number of Company shares for the one-year period preceding and including November 28, 2012; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the ownership of the shares as of or before the date on which the one-year eligibility period begins and your written statement that the IBEW PBF continuously held the required number of shares for the one-year period as of the date of the statement and that it intends to continue holding the securities through the date of the shareholder meeting currently expected to be May 21, 2013.

For purposes of Rule 14a-8(b)(2)(i), only DTC participants are viewed as "record" holders of securities that are deposited at DTC.

To assist you in addressing this deficiency notice we would direct you to the SEC's Staff Legal Bulletins (SLB) No. 14F and 14G. In particular note the following excerpt from SLB 14F.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

> Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

> The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.
>
> If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

> The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin [SLB14F]. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at FirstEnergy Corp., 76 South Main Street, Akron, OH 44308. Alternately, you may send your response via facsimile to (330) 384-3866 or via electronic mail to ddunlap@firstenergycorp.com.

The Company may exclude the Proposal if you do not meet the requirements set forth in the enclosed rules. However, if on a timely basis you remedy any deficiencies, we will review the Proposal on its merits and take appropriate action. As discussed in the rules, we may still seek to exclude the Proposal on substantive grounds, even if you cure any eligibility and procedural defects.

If you have any questions with respect to the foregoing, please feel free to contact me at 330-384-4692.

Very truly yours,



Enclosures

bcc: Rhonda S. Ferguson
Sally A. Jamieson

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



TRUST FOR THE INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS' PENSION BENEFIT FUND

900 Seventh Street, NW • Washington, DC 20001 • 202.833.7000

November 28, 2012

VIA FACSIMILE (330) 384-5909 AND U.S. MAIL

Ms. Rhonda S. Ferguson, Esq.
Vice President, Corporate Secretary & Chief Ethics Officer
FirstEnergy Corporation
76 South Main Street
Akron, OH 44308-1890

Dear Ms. Ferguson:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in FirstEnergy Corporation's ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2013.

The proposal relates to an "Equity Retention Policy" and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of FirstEnergy Corporation's common stock valued at more than $2,000 and has held the requisite number of shares, required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2013 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Salvatore (Sam) J. Chilia
Trustee

SJC:daw
Enclosure

RESOLVED: Shareholders of First Energy Corp. (the "Company") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age or terminating employment with the Company. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of at least 75 percent of net after-tax shares. The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Supporting Statement: Equity-based compensation is an important component of senior executive compensation at our Company. While we encourage the use of equity-based compensation for senior executives, we are concerned that our Company's senior executives are generally free to sell shares received from our Company's equity compensation plans. In our opinion, the Company's current share ownership guidelines for its senior executives do not go far enough to ensure that the Company's equity compensation plans continue to build stock ownership by senior executives over the long-term.

For example, our Company's share ownership guidelines require the Chief Executive Officer (the "CEO") to hold a number of shares equal to six times his salary or approximately 190,000 shares based on current trading prices. In comparison, the CEO currently owns 718,777 million shares. In 2011, our Company granted the CEO 268,770 in restricted stock and options. In other words, the equivalent of one year's equity awards exceeds the Company's share ownership guidelines for the CEO.

We believe that requiring senior executives to only hold shares equal to a set target loses effectiveness over time. After satisfying these target holding requirements, senior executives are free to sell all the additional shares they receive in equity compensation.

Our proposal seeks to better link executive compensation with long-term performance by requiring a meaningful share retention ratio for shares received by senior executives from the Company's equity compensation plans. Requiring senior executives to hold a significant percentage of shares obtained through equity compensation plans until they reach retirement age will better align the interests of executives with the interests of shareholders and the Company. A 2009 report by the Conference Board Task Force on Executive Compensation observed that such hold-through-retirement requirements give executives "an ever growing incentive to focus on long-term stock price performance as the equity subject to the policy increases" *(available at* http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf).

We urge shareholders to vote FOR this proposal.



THE BANK OF NEW YORK MELLON

December 4, 2012

Ms. Rhonda S. Ferguson, Esq.
VP, Corporate Secretary & Chief Ethics Officer
FirstEnergy Corporation
76 South Main Street
Akron, OH 44308-1890

To Whom It May Concern:

Please be advised that The Bank of New York Mellon (Depository Trust Company Participant ID 954) held 7,526 shares of FIRSTENERGY CORP (cusip 337932107) as of November 28, 2012 for our client and beneficial owner, International Brotherhood of Electrical Workers Pension Benefit Fund, of which 7,378 shares have been continuously held for over one year by our client.

Please feel free to contact me if you have any questions. Thank you.

Sincerely,

Jennifer L. May

Jennifer L. May
Vice President, BNY Mellon Asset Servicing

Phone: (412) 234-3902
Email: Jennifer.l.may@bnymellon.com